UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PCR Finance Group LLC dba Partners Finance

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5847 San Felipe St, Suite 1400
(No. and Street)

| Houston | TX | 77057 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffrey Royal | 713-275-9627 | jeffrey.royal@precfinance.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

| P.O Box 27887 | Austin | TX | 78755 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/20/2014 | 6072 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jeff Royal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCR Finance Group LLC dba Partners Finance _____, as of Feb 24th _____, 2 026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALISHA RENSHAW
Notary ID #134608520
My Commission Expires
October 18, 2027

Signature:
_Jeffrey Royal_

Title:
CCO & Head of Dist.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PCR Finance Group, LLC dba Partners Finance Financial

Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

As of December 31, 2025

PCR Finance Group, LLC, dba Partners Finance
Index to Financial Statements and Supplemental Schedules
December 31, 2025



<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To Those Charged with Governance and
Member of PCR Finance Group, LLC dba Partners Finance

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of PCR Finance Group, LLC dba Partners Finance (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**
The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as PCR Finance Group, LLC dba Partners Finance auditor since 2023.

Austin, Texas
February 24, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

**FINANCIAL STATEMENTS**

**PCR Finance Group, LLC, dba Partners Finance**
Statement of Financial Condition
December 31, 2025

**Assets**

**Current Assets**
| | |
|---|---:|
| Cash and Cash Equivalents | 186,999 |
| Accounts Receivable, Net | - |
| Prepaid Expense, Net | 42,876 |
| Other Assets | 789 |
| **Total Assets** | **230,664** |

**Liabilities and member's equity**

Current Liabilities
| | |
|---|---:|
| Accounts Payable | 40,937 |
| Payable to affiliate | 9,477 |
| Accrued Liabilities | 11,904 |
| Loan Payable | 18,974 |
| Other Liabilities | 10,896 |
| **Total Liabilities** | **92,188** |
| **Member's Equity** | **138,476** |
| **Total Liabilities and member's equity** | **230,664** |

The accompanying notes are an integral part of these financial statements.

**PCR Finance Group, LLC dba Partners Finance**
**Statement of Operations**
**For the Year ended December 31, 2025**

| | |
|---|---|
| Revenue: | |
| Related Party Private Placement Offerings | 1,135,533 |
| | |
| Total Revenues | 1,135,533 |
| | |
| Operating Expenses | 564,292 |
| Marketing and Promotion Expenses | 14,536 |
| Professional Services | 154,106 |
| Insurance Expense | 28,209 |
| Related Party Expense | 235,832 |
| Travel and Entertainment | 76,326 |
| Payroll and Related Expense | 575,494 |
| Other Business Expenses | 52,270 |
| Total Operating Expenses | 1,701,065 |
| | |
| Non-operating Expenses | |
| Interest Income | 18 |
| Interest Expenses | 2,625 |
| | |
| Net Income (loss) before Income Taxes | (568,139) |
| | |
| Net Income (loss) | (568,139) |

The accompanying notes are an integral part of these financial statements.

4

**PCR Finance Group, LLC, dba Partners Finance**

**Statement of Changes in Member's Equity**

**For the year ended December 31,2025**

|  | Member's Equity |
|---|---|
| Balance as of December 31,2024 | 151,615 |
| Capital Contributions | 555,000 |
| Distribution of Capital | |
| Net Income (loss) | (568,139) |
| Balance as of December 31,2025 | 138,476 |

The accompanying notes are an integral part of these financial statements.

**PCR Finance Group, LLC, dba Partners Finance**
**Statement of Cash Flows**
**For the year ended December 31, 2025**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| **Net Loss** | (568,139) |
| **Changes in Operating Assets and Liabilities** | |
| Accounts receivable | 26,014 |
| Related Party Accounts Receivable | 8,348 |
| Prepaid Expenses | (3,971) |
| Accounts Payable | (10,533) |
| Accrued Expense | 10,860 |
| Payable to affiliate | (1,196) |
| Accrued 401 (k) employer contribution | 10,896 |
| Other Assets | 408 |
| Loan payable | 624 |
| **Net cash used in operating activities** | **(526,688)** |
| Contribution from Member | 555,000 |
| **Net Cash provided in Financing activities** | **555,000** |
| Net Increase (Decreased) in cash | 28,312 |
| Cash and cash equivalent at January 1, 2025 | 158,687 |
| Cash and cash equivalent at December 31, 2025 | 186,999 |
| **Supplemental Cash Flow Information:** | |
| Cash paid for interest | - |
| Cash paid for income taxes | - |

The accompanying notes are an integral part of these financial statements.

**PCR Finance Group, LLC, dba Partners**
**Notes to Financial Statements**
**December 31, 2025**

### Note 1- Nature of Business

PCR Finance Group, LLC, dba Partners Finance, (the "Company"), a Texas Limited Liability Corporation, is a broker-dealer in securities, approved to commence operations on October 21, 2022, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities. The Company focuses primarily on two types of business:  1) private placements of securities; and 2) placement  agent to  assist private companies established by an affiliate to  raise capital  for  real estate development  projects, and to  raise capital for  private real estate investment funds managed by an affiliate.

The company's ability to  continue  as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The members of the company have evaluated these conditions and are committed to providing funding as needed to satisfy its capital needs.

### Note 2 - Significant Accounting Policies

*Basis of Accounting*
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

*Cash and Cash Equivalents*
For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition*
Revenue from contracts with customers consists entirely of private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms.

The Company earns revenue on the sale of interests in related party private placement offerings. Placement fees are recognized on the date the investor's subscription is accepted by the issuer. The Company believes that the performance obligation is satisfied on the acceptance date because that is when the underlying financial instrument and the risks/rewards of ownership have been transferred to the investor. There were no unsatisfied performance obligations at December 31, 2025.

*Accounts Receivable* - Accounts receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts receivable are recorded at amounts billed to clients less an allowance for doubtful accounts. The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. The Company continually reviews the credit quality of its clients, and if deemed necessary, an allowance will be established. As of December 31, 2025 no allowance for credit losses has been recorded.

*Financial Instruments and Credit Risk*
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents in excess of amounts insured by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

*Fair Value Measurements*
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

*Income Taxes*
The financial statements do not include a provision for income taxes. As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2025, the Company recorded $0 in Texas margin tax expense.

*Recent Accounting Pronouncements*

Accounting standards that have been issued or proposed by Financial Accounting Standard Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

*Segment Reporting*

The Company follows Accounting Standards Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes. The CODM is the Company's Head of Distribution (Jeffrey Royal).

### Note 3 - Commitments and Contingencies

*Litigation*

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

*Risk Management*

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to risks to an acceptable level. Further, The Company maintains membership and pays fees to the Securities Investor Protection Corporation (SIPC).

### Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital 0.92 to 1. At December 31, 2025 the Company had net capital of $94,811, which was $88,665 in excess of its required net capital of $ 6,146 on that day.

**Note 5 - Concentration**

During the period ended December 31, 2025, the Company had four customers, each with revenue representing at least 10% of the Company's total revenue as listed below.

| | |
|---|---|
| Customer A | 34% |
| Customer B | 19% |
| Customer C | 16% |
| Customer D | 12% |

**Note 6 -  Related Party Transactions**

The Company has agreements  with funds and development  projects set up by a related party owned by the majority shareholders and management of the Company. The funds and development projects are organized as investment vehicles created for investments and development of privately held real estate assets.  The Company acts as a placement agent for these funds and projects.  As part of the placement agreement the Company earns placement fees for  equity raised for the funds and projects. During 2025, the Company recognized $1,135,533 in placement fee revenue from such related parties.

Additionally, the Company has an expense sharing agreement with its parent company PCR Real Estate Holding Company, LLC ("PREC") whereby it is allocated a portion of fees rent, administrative expenses, accounting software and salaries. At December 31, 2025, the Company paid $235,832 to PREC for these expenses. As of December 31, 2025, the Company had a payable balance due to PREC of $9,477.

**Note 7 - Subsequent Events**

The Company has evaluated subsequent events through February 24, 2026, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No significant events were noted subsequent to year end.

**SUPPLEMENTAL  SCHEDULE**

**PCR Finance Group, LLC, dba Partners Finance**

## I. Computation of Net Capital and Aggregate Indebtedness

**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2025**

**SCHEDULE I**

| | | |
|---|---:|---:|
| Total member's equity for net capital | $ | **138,476** |
| | | |
| Deductions and/or charges: | | |
| Non-allowable receivables | | 0 |
| Prepaid expenses | | (42,876) |
| Related party accounts receivable | | 0 |
| Other assets | | (789) |
| Total deductions and/or charges | | (43,665) |
| | | |
| Net capital before haircuts on securities | | 94,811 |
| | | |
| Haircuts on securities | | |
| | | |
| Net Capital | $ | 94,811 |
| | | |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | **92,188** |
| Total aggregate indebtedness | $ | 92,188 |
| | | |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 6,146 |
| | | |
| Net capital in excess of minimum requirement | $ | **88,665** |
| | | |
| Ratio of aggregate indebtedness to net capital | | . 97 to 1 |

Note: No differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2025 as filed on January 26, 2026. Accordingly, no reconciliation is deemed necessary.

**PCR Finance Group, LLC, dba Partners Finance**
**Schedule II & Schedule III**
**December 31, 2025**

**Schedule II**

## II. Computation for Determination of Reserve Requirements
Under Rule 1Sc3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

**Schedule III**

## III. Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of PCR Finance Group, LLC dba Partners Finance

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, pursuant to SEC Rule 17a-5, in which (1) PCR Finance Group, LLC dba Partners Finance (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities, and (2) placement agent to assist private companies established by an affiliate to raise capital for real estate development projects, and to raise capital for private real estate investment funds managed by an affiliate. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year of December 31, 2025 without exception.

Partners Finance's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partners Finance's compliance with the provisions of footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions of Rule.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 24, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

# Partners Finance Exemption Report

**Partners Finance** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. §240.l7a-5(d)(1) and (4). To the best of knowledge and belief, the Company states the following:

(I)  The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)  The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l 7a-5 because the Company limits its business activities exclusively to two types of business: (1) private placement of securities, and (2) placement agent to assist private companies established by an affiliate to raise capital for real estate development projects, and to raise capital for private real estate investment funds managed by an affiliate. Further, the Company (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and

(3)  did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brett Chiles, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** *Jeffrey Royal*

**Date:**  2/24/2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and
Member of PCR Finance Group, LLC dba Partners Finance

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of PCR Finance Group, LLC dba Partners Finance (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their intended purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the  relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 24, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| PCR FINANCE GROUP LLC | 8-70762 |

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

| | | | | |
|---|---|---|---|---|
| 1 | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 1,135,551.00 |
| 2 | | Additions: | | |
| | a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| | b | Net loss from principal transactions in securities in trading accounts. | | |
| | c | Net loss from principal transactions in commodities in trading accounts. | | |
| | d | Interest and dividend expense deducted in determining item 1. | | |
| | e | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| | f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| | g | Net loss from securities in investment accounts. | | |
| | h | Add lines 2a through 2g. This is your **total additions**. | | $ 0.00 |
| 3 | | Add lines 1 and 2h | | $ 1,135,551.00 |
| 4 | | Deductions: | | |
| | a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| | b | Revenues from commodity transactions. | | |
| | c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| | d | Reimbursements for postage in connection with proxy solicitations. | | |
| | e | Net gain from securities in investment accounts. | | |
| | f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| | g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| | h | Other revenue not related either directly or indirectly to the securities business. | | |

***Deductions in excess of $100,000 require documentation***

| | | | | |
|---|---|---|---|---|
| 5 | a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | | |
| | b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| | c | Enter the greater of line 5a or 5b | $ 0.00 | |
| 6 | | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 0.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2025

| | | | | | |
|---|---|---|---|---|---|
| 7 | | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | $ 1,135,551.00 |
| 8 | | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 1,703.00 |
| 9 | | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | | General assessment from last filed 2025 SIPC-6 or 6A | | $ 1,223.00 | |
| 11 | a | Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) | $ 0.00 | | |
| | b | Any other overpayments applied | $ 0.00 | | |
| | c | All payments applied for 2025 SIPC-6 and 6A(s) | $ 1,223.00 | | |
| | d | Add lines 11a through 11c | | $ 1,223.00 | |
| 12 | | **LESSER** of line 10 or 11d. | | | $ 1,223.00 |
| 13 | a | Amount from line 8 | | $ 1,703.00 | |
| | b | Amount from line 9 | | $ 0.00 | |
| | c | Amount from line 12 | | $ 1,223.00 | |
| | d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | $ 480.00 |
| 14 | | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 480.00 |
| 16 | | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-70762 | DEA: FINRA | 2025 | Dec |

*MEMBER NAME* PCR FINANCE GROUP LLC
*MAILING ADDRESS* 5847 SAN FELIPE ST
SUITE 1400
HOUSTON, TX 77057

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| PCR FINANCE GROUP LLC | JEFFREY ROYAL |
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/25/2026 | jeffrey.royal@precfinance.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***